

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 3, 2017

<u>Via E-mail</u>
Tan Yu Chai
Chief Executive Officer
Global Bridge Capital, Inc.
15-7 Tower B
The Vertical Business Suite
Bangsar South City
No. 8, Jalan Kerinchi, 59200
Kuala Lumpur, Malaysia

>   **Re: Global Bridge Capital, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed March 17, 2017**
>   **File No. 333-215528**

Dear Mr. Tan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Our references to prior comments are to comments in our February 8, 2017 letter.

<u>Prospectus</u>

1.   We note your deletion in response to prior comment 2. Please provide the disclosure required by Regulation S-K Item 502(b).

<u>Risk Factors, page 5</u>

2.   We note the deletion of your disclosure regarding your shell company status in your prospectus and your response letter addressing your conclusions regarding that status.

Please clearly explain the risk to investors if the Commission or a court were to disagree with your conclusions.

3.   Please expand your response to prior comment 5 to include your analysis of whether you would be an Investment Company as defined by the Investment Company Act of 1940 if you were to acquire Global Bridge PLT as mentioned on page 15. Please include in your response an analysis of your assets and income after taxes if you were to have completed the acquisition as of a recent date.

4.   Please add a risk factor to address clearly the risk to investors of the eliminated shareholder rights mentioned in your response to prior comment 7.

5.   Please disclose the potential effect on any market price for your stock if a substantial number of your outstanding shares are sold into that market.

We may issue shares of preferred stock, page 10

6.   We note your response to prior comment 8. If you have not determined the rights of your preferred stock yet, please tell us the basis for your statements in the first sentence of the second paragraph of this risk factor.

Description of Business, page 15

7.   We note your response to prior comment 9. Please provide the disclosure required by Item 101(h)(4)(viii) and (ix) of Regulation S-K for your current business and the business that you disclose you are planning.

Business Information, page 15

8.   We note your response to prior comment 12. Please revise your disclosure to clarify how the business of Global Bridge PLT differs from the business of the registrant. Also, if Global Bridge PLT provides financing through its own funds or otherwise, please clarify your disclosure accordingly.

Employees, page 16

9.   Please reconcile your disclosure in this section regarding the time officers devote to your business with the information in your response letter regarding whether you are a shell company.

Plan of Distribution, page 19

10.   We note your revision in response to prior comment 19 indicating that you may change the fixed price "after this offering has been closed." However, exhibit 99.1 suggests that

you will close a sale upon the receipt of a subscription agreement and funds for that subscription while you are continuing to offer the balance of the shares registered for sale. Therefore, it remains unclear when you plan to change the fixed price. Please revise your disclosure to remove any implication that the price for the shares you sell in this offering could vary.

Description of Securities, page 20

11.   Please provide the disclosure required by Regulation S-K Item 201(a)(2)(ii).

Directors and Executive Officers and Corporate Governance, page 22

12.   We note your response to prior comment 21. Please tell us whether Mr. Phang is associated with the entity mentioned in the second paragraph under the table in this section.

Certain Relationships and Related Transactions, page 25

13.   Please update the disclosure in this section. We note for example the information on page F-14.

Exhibit 5.1

14.   We note your response to prior comment 23. It appears from your response that the second sentence of the paragraph following clause iv is referring to assumed legal conclusions. The opinion that you file to satisfy your obligation under Regulation S-K Item 601(b)(5) should not assume conclusions of law that are a necessary requirement of the ultimate legality opinion. Please file a revised opinion.

Exhibit 99.1

15.   We note your response to prior comment 24; however, the language from the subscription agreement addressed by that comment appears under the caption "Representations of the Subscriber." It continues to appear that you are requiring the subscriber to represent to you where you have made available the prospectus and when the registration statement became effective as well requiring the subscriber to provide you a representation regarding the clarity of your prospectus. It remains unclear why such representations are appropriate and consistent with the Securities Act. Please advise or revise.

You may contact Li Xiao at (202) 551-4391 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Benjamin L. Bunker, Esq.